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                    Skadden, Arps, Slate, Meagher & Flom LLP
                              333 West Wacker Drive
                             Chicago, Illinois 60606

                                                          May 3, 2007

Mr. Larry Greene
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

                 Re: Van Kampen Bond Fund -- Proxy Statement
                     (the "Proxy Statement") (File Nos. 005-30220 and 811-02090)

Dear Mr. Greene:

         Thank you for your telephonic comments regarding the Preliminary Proxy Statement on Schedule 14A for Van Kampen Bond Fund (the "Fund") filed with the Securities and Exchange Commission (the "Commission") on April 13, 2007 in connection with its annual meeting of shareholders to be held on June 22, 2007. On behalf of the Fund, we have summarized your comments to the best of our understanding, below which we have provided our response to those comments. We have not included comments which we resolved in the course of our conference call with you. Where changes were necessary in response to your comments, they are reflected in the Fund's Definitive Proxy Statement on Schedule 14A, which was filed on May 1, 2007.

COMMENT 1    TO COMPLY WITH THE PLAIN ENGLISH REQUIREMENT, PLEASE ENSURE THAT
             THERE IS NO DISCLOSURE IN ALL CAPITAL LETTERS.

Response 1   The Fund has ensured that there is no disclosure in all capital letters.

COMMENT 2    IN THE SECOND PARAGRAPH IN THE SECTION ENTITLED "INTRODUCTION --
             VOTING," PLEASE EXPLAIN WHAT VOTING BY "PLURALITY" MEANS.

Response 2   The Fund notes that the disclosure currently states the following in the paragraph referenced:

                  "Election by plurality means those persons who receive the highest number of votes cast "FOR" up to the total number of persons to be elected as Trustees at the Meeting shall be elected."

                  The Fund respectfully submits that the current disclosure is responsive to the Staff's comment and therefore, no additional disclosure is necessary.

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COMMENT 3    IN THE FIRST PARAGRAPH IN THE SECTION ENTITLED "PROPOSAL 2: REPLACE
             A FUNDAMENTAL POLICY OF THE FUND WITH A NON-FUNDAMENTAL POLICY," PLEASE ADD DISCLOSURE THAT SOME OF THE FUND'S INVESTMENTS IN ITS
             80% POLICY MAY BE FOREIGN.

Response 3   The Fund has added the requested disclosure.

COMMENT 4    IN THE SECOND PARAGRAPH IN THE SECTION ENTITLED "PROPOSAL 2:
             REPLACE A FUNDAMENTAL POLICY OF THE FUND WITH A NON-FUNDAMENTAL
             POLICY," PLEASE SUPPLEMENTALLY EXPLAIN WHAT IS MEANT BY THE TERM
             "OBLIGATIONS" IN THE FOLLOWING PHRASE: "TO ALLOW THE FUND TO INVEST
             UP TO 20% OF THE FUND'S TOTAL ASSETS IN BOTH U.S. DOLLAR
             DENOMINATED AND NON-U.S. DOLLAR DENOMINATED SECURITIES OR
             OBLIGATIONS OF FOREIGN ISSUERS.

Response 4   The Fund has deleted the references to the term "obligations."

COMMENT 5    IN THE FIRST PARAGRAPH IN THE SECTION ENTITLED "PROPOSAL 2: REPLACE
             A FUNDAMENTAL POLICY OF THE FUND WITH A NON-FUNDAMENTAL POLICY --
             OVERVIEW," PLEASE SUPPLEMENTALLY EXPLAIN WHAT IS MEANT BY THE
             PHRASE "TO BENEFIT THE FUND'S COMMON SHAREHOLDERS" IN THE FOLLOWING
             SENTENCE "[T]HE FUND SEEKS TO INVEST UP TO 20% OF THE FUND'S TOTAL
             ASSETS IN BOTH U.S. DOLLAR DENOMINATED AND NON-U.S.
             DOLLAR-DENOMINATED SECURITIES OR OBLIGATIONS OF FOREIGN ISSUERS TO
             BENEFIT THE FUND'S COMMON SHAREHOLDERS" AND WHETHER SUCH CHANGE IN
             POLICY IS EXPECTED TO BE DETRIMENTAL TO ANY OF THE FUND'S OTHER
             SHAREHOLDERS.

Response 5   The phrase "to benefit the Fund's Common Shareholders" is intended to inform all shareholders of the Fund that the Fund and the Fund's investment adviser believe that the change in the Fund's fundamental investment policy will benefit all of the Fund's shareholders. It is not intended to differentiate between benefits to be realized by different classes of shares of the Fund, as the Fund only has one class of shares outstanding. The Fund has modified the disclosure to clarify this.

COMMENT 6    IN THE SECTION ENTITLED "PROPOSAL 2: REPLACE A FUNDAMENTAL POLICY
             OF THE FUND WITH A NON-FUNDAMENTAL POLICY -- OVERVIEW," PLEASE
             SUPPLEMENTALLY EXPLAIN WHETHER THE FUND CURRENTLY UTILIZES LEVERAGE
             AND WHETHER THE FUND INTENDS TO UTILIZE LEVERAGE IN CONNECTION WITH
             THE INCREASED ABILITY TO INVEST IN FOREIGN INVESTMENTS, IF APPROVED
             BY SHAREHOLDERS.

Response 6   The Fund does not currently utilize leverage and has no current intention to utilize leverage in connection with the increased ability to invest in foreign investments, if approved by shareholders.

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COMMENT 7    IN THE SECTION ENTITLED "PROPOSAL 2: REPLACE A FUNDAMENTAL POLICY
             OF THE FUND WITH A NON-FUNDAMENTAL POLICY -- OVERVIEW," PLEASE SUPPLEMENTALLY EXPLAIN WHETHER THE FUND INTENDS TO CONCENTRATE IN ITS FOREIGN INVESTMENTS IN ANY PARTICULAR COUNTRY.

Response 7   The Fund has no current intention to concentrate its foreign investments in any particular country.

COMMENT 8    IN THE SECOND PARAGRAPH IN THE SECTION ENTITLED "PROPOSAL 2:
             REPLACE A FUNDAMENTAL POLICY OF THE FUND WITH A NON-FUNDAMENTAL
             POLICY -- THE FUND'S POLICY REGARDING INVESTING IN SECURITIES OF
             FOREIGN ISSUERS -- CURRENT AND PROPOSED," PLEASE ADD EXPLANATORY
             DISCLOSURE REGARDING "CROSS-HEDGES."

Response 8   The Fund has added the requested disclosure to the section entitled
             "Proposal 2: Replace a Fundamental Policy of the Fund with a
             Non-Fundamental Policy -- Risks of Investing in Securities of
             Foreign Issuers."

COMMENT 9    IN THE FIRST PARAGRAPH IN THE SECTION ENTITLED "PROPOSAL 2: REPLACE
             A FUNDAMENTAL POLICY OF THE FUND WITH A NON-FUNDAMENTAL POLICY --
             ACTION AND RECOMMENDATION OF THE BOARD OF TRUSTEES" PLEASE ADD
             DISCLOSURE THAT A NON-FUNDAMENTAL POLICY MAY BE AMENDED BY THE
             FUND'S BOARD OF TRUSTEES AND DOES NOT REQUIRE A SHAREHOLDER VOTE.

Response 9   The Fund has added the requested disclosure.

COMMENT 10   IN THE FIRST PARAGRAPH IN THE SECTION ENTITLED "PROPOSAL 2: REPLACE
             A FUNDAMENTAL POLICY OF THE FUND WITH A NON-FUNDAMENTAL POLICY --
             RISKS OF INVESTING IN SECURITIES OF FOREIGN ISSUERS," PLEASE ADD
             THAT THE PROPOSAL ALSO SEEKS THE ABILITY FOR THE FUND TO UTILIZE
             CERTAIN CURRENCY DERIVATIVES AND THE ABILITY TO INVEST IN EMERGING
             MARKET COUNTRIES.

Response 10  The Fund has added the requested disclosure.

COMMENT 11   IN THE SECTION ENTITLED "PROPOSAL 2: REPLACE A FUNDAMENTAL POLICY
             OF THE FUND WITH A NON-FUNDAMENTAL POLICY -- RISKS OF INVESTING IN
             SECURITIES OF FOREIGN ISSUERS," PLEASE ENSURE THAT THE FUND HAS
             INCLUDED ALL CURRENCY DERIVATIVES THAT IT INTENDS TO UTILIZE.

Response 11  The Fund has ensured that all currency derivatives that it currently intends to utilize are included in the disclosure in the section referenced.

                                      * * *

         The Fund acknowledges that the disclosure included in the Proxy Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Proxy Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Proxy Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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         Should you have any questions concerning our responses to your comments, please direct them to Kim Lombardo at (312) 407-0768 or the undersigned at (312) 407-0863.


                                             Sincerely,


                                             /s/ Charles B. Taylor